Exhibit 10(l)


                                  FIRECOM, INC.

                                             April 6, 2000

Mr. Howard Kogen

Dear Mr. Kogen:

          Reference is made to the Employment Contract dated as of May 1, 1994 (the "Employment Contract") and the Letter Agreement dated as of March 1, 1999 (the "Letter Agreement") between Firecom, Inc. ("Firecom") and yourself.

          This letter, when countersigned by you, will serve to confirm the following:

          1. The term of your employment under the Employment Contract, as extended by the Letter Agreement to April 30, 2000, is hereby further extended to April 30, 2005 (the period between May 1, 2000 and April 30, 2005 is referred to as the "New Extension Term"). During the New Extension Term, your Base Bonus Draw (as defined in paragraph 4A(2) of the Employment Contract) will remain at $35,000, the same rate as indicated in paragraph 2. of the Letter Agreement.

          2. The Salary (as defined in paragraph 4A(1) of the Employment Contract) during the New Extension Term shall be at the following annual rates (each adjustment to take effect on May 1 in question) during the New Extension
Term:

          Year ending,
          April 30                 Salary
          --------                 ------
          2001                     $170,000
          2002                     $183,000
          2003                     $195,000
          2004                     $200,000
          2005                     $205,000

          3. During the New Extension Term, your bonus and Base Bonus Draw shall be determined annually based on Firecom's Operating Income (as defined paragraph 4A(2)(a) of the Employment Contract) for such fiscal year (provided, however, that no bonus shall be payable in respect to any fiscal year in which Firecom's Operating Income is less than $700,000). You will be entitled to a bonus equal to 1.9% of the first $2,000,000 of Firecom's Operating Income for the fiscal year in question. In addition, if Firecom's Operating Income for any fiscal year during the New Extension Term exceeds $2,000,000, you would also be entitled to a bonus of 2.3% of the amount by which Firecom's Operating Income exceeds $2,000,000.

          4.   Your Stock Options (as defined in paragraph 4D of the
Employment Contract) which expire April 30, 2000 and, as extended in the Letter Agreement to 2001, are further extended to April 30, 2008. This will confirm that promptly following the filing of Firecom's Annual Report on Form 10-K for the fiscal year ended April 30, 2000, a registration statement will be filed with the SEC covering the stock option plan and your option.

          5. You will have the option ("Your Option") at the conclusion of the New Extension Term to sell to Firecom your 400,000 shares of Firecom common stock subject to Stock Options (the "Stock Option Shares"), as well as the 38,600 shares of Firecom common stock (the "Firecom Common Stock") held by you at the lower of the current market price (subject to a floor of $0.75), as determined by the average bid and asked prices of Firecom common stock over the thirty consecutive trading days prior to the exercise of Your Option (the "Current Market Price"), or $1.25 per share. In the event you elect to exercise Your Option with regard to the Stock Option Shares that have not yet been exercised, you will receive cash on a per share basis equal to the difference between the price applicable to the Stock Option Shares less the exercise price of the Stock Option in question and your Stock Option would terminate. Amounts payable to you by the exercise of Your Option will be paid in level quarterly payments of principal, plus interest at the prime rate in effect, from inception over a three year period commencing on the last day of the first business quarter following the exercise of such option. All references to shares and specific prices per share shall be subject to appropriate adjustment for stock splits, stock dividends, recapitalizations and the like. If within six (6) months after you have exercised Your Option the Company is merged or taken over in a transaction in which your shares, if retained, would have received a higher price (valued at the time of the transaction) you will receive the difference.

          All other provisions of the Employment Contract and the Letter Agreement shall remain in full force and effect.

                                             Very truly yours,

                                             FIRECOM, INC.


                                             By:  /s/ Paul Mendez
                                                --------------------------------
                                                  Paul Mendez, President and
                                                  Chief Executive Officer
ACCEPTED AND AGREED:

/s/ Howard Kogen
--------------------------------
Howard Kogen


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